UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

THIRD HARMONIC BIO, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

88427A 10 7

(CUSIP Number)

Atlas Venture

Attention: Ommer Chohan, Chief Financial Officer

300 Technology Square, 8th Floor

Cambridge, MA 02139 USA

(857) 201-2700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 19, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 󠅢

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 88427A 10 7	Page 2 of 13

1	NAMES OF REPORTING PERSONS: ATLAS VENTURE FUND XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 10,313,763[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 10,313,763[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,313,763[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.6%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Fund XI, L.P., a Delaware limited partnership (“Atlas XI”), Atlas Venture Associates XI, L.P., a Delaware limited partnership (“AVA XI LP”) and Atlas Venture Associates XI, LLC, a Delaware limited liability company (“AVA XI LLC” and together with Atlas XI and AVA XI LP, the “Fund XI Reporting Persons”) beneficially own 10,313,763 shares of the Issuer’s Common Stock. All of these shares are directly held by Atlas XI. AVA XI LP is the general partner of Atlas XI and AVA XI LLC is the general partner of AVA XI LP. Each of AVA XI LP and AVA XI LLC has voting and dispositive power over the shares held by Atlas XI. As such, each of the Fund XI Reporting Persons share voting and dispositive power with respect to the shares held by Atlas XI.

2	This percentage is calculated based upon 40,328,935 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission on September 15, 2022.

CUSIP 88427A 10 7	Page 3 of 13

1	NAMES OF REPORTING PERSONS: ATLAS VENTURE ASSOCIATES XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 10,313,763[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 10,313,763[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,313,763[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.6%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Fund XI, L.P., a Delaware limited partnership (“Atlas XI”), Atlas Venture Associates XI, L.P., a Delaware limited partnership (“AVA XI LP”) and Atlas Venture Associates XI, LLC, a Delaware limited liability company (“AVA XI LLC” and together with Atlas XI and AVA XI LP, the “Fund XI Reporting Persons”) beneficially own 10,313,763 shares of the Issuer’s Common Stock. All of these shares are directly held by Atlas XI. AVA XI LP is the general partner of Atlas XI and AVA XI LLC is the general partner of AVA XI LP. Each of AVA XI LP and AVA XI LLC has voting and dispositive power over the shares held by Atlas XI. As such, each of the Fund XI Reporting Persons share voting and dispositive power with respect to the shares held by Atlas XI.

2	This percentage is calculated based upon 40,328,935 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission on September 15, 2022.

CUSIP 88427A 10 7	Page 4 of 13

1	NAMES OF REPORTING PERSONS: Atlas Venture Associates XI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 10,313,763[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 10,313,763[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,313,763[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.6%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	As described in Item 5 below, Atlas Venture Fund XI, L.P., a Delaware limited partnership (“Atlas XI”), Atlas Venture Associates XI, L.P., a Delaware limited partnership (“AVA XI LP”) and Atlas Venture Associates XI, LLC, a Delaware limited liability company (“AVA XI LLC” and together with Atlas XI and AVA XI LP, the “Fund XI Reporting Persons”) beneficially own 10,313,763 shares of the Issuer’s Common Stock. All of these shares are directly held by Atlas XI. AVA XI LP is the general partner of Atlas XI and AVA XI LLC is the general partner of AVA XI LP. Each of AVA XI LP and AVA XI LLC has voting and dispositive power over the shares held by Atlas XI. As such, each of the Fund XI Reporting Persons share voting and dispositive power with respect to the shares held by Atlas XI.

2	This percentage is calculated based upon 40,328,935 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission on September 15, 2022.

CUSIP 88427A 10 7	Page 5 of 13

1	NAMES OF REPORTING PERSONS: Atlas Venture Opportunity Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 594,096[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 594,096[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 594,096[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.5%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership (“AVOF”), Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO LP”) and Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO LLC” and together with AVOF and AVAO LP, the “Opportunity Fund Reporting Persons”) beneficially own 594,096 shares of the Issuer’s Common Stock. All of these shares are held by AVOF. AVAO LP is the general partner of AVOF and AVAO LLC is the general partner of AVAO LP. Each of AVAO LP and AVAO LLC has voting and dispositive power over the shares held by AVOF. As such, each of the Opportunity Fund Reporting Persons share voting and dispositive power with respect to the shares held by AVOF.

2	This percentage is calculated based upon 40,328,935 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission on September 15, 2022.

CUSIP 88427A 10 7	Page 6 of 13

1	NAMES OF REPORTING PERSONS: Atlas Venture Associates Opportunity I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 594,096[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 594,096[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 594,096[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.5%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership (“AVOF”), Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO LP”) and Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO LLC” and together with AVOF and AVAO LP, the “Opportunity Fund Reporting Persons”) beneficially own 594,096 shares of the Issuer’s Common Stock. All of these shares are held by AVOF. AVAO LP is the general partner of AVOF and AVAO LLC is the general partner of AVAO LP. Each of AVAO LP and AVAO LLC has voting and dispositive power over the shares held by AVOF. As such, each of the Opportunity Fund Reporting Persons share voting and dispositive power with respect to the shares held by AVOF.

2	This percentage is calculated based upon 40,328,935 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission on September 15, 2022.

CUSIP 88427A 10 7	Page 7 of 13

1	NAMES OF REPORTING PERSONS: Atlas Venture Associates Opportunity I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 594,096[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 594,096[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 594,096[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.5%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	As described in Item 5 below, Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership (“AVOF”), Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO LP”) and Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO LLC” and together with AVOF and AVAO LP, the “Opportunity Fund Reporting Persons”) beneficially own 594,096 shares of the Issuer’s Common Stock. All of these shares are held by AVOF. AVAO LP is the general partner of AVOF and AVAO LLC is the general partner of AVAO LP. Each of AVAO LP and AVAO LLC has voting and dispositive power over the shares held by AVOF. As such, each of the Opportunity Fund Reporting Persons share voting and dispositive power with respect to the shares held by AVOF.

2	This percentage is calculated based upon 40,328,935 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission on September 15, 2022.

CUSIP 88427A 10 7	Page 8 of 13

INTRODUCTION

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by Atlas Venture Fund XI, L.P., Atlas Venture Associates XI, L.P., Atlas Venture Associates XI, LLC, Atlas Venture Opportunity Fund I, L.P., Atlas Venture Associates Opportunity I, L.P. and Atlas Venture Associates Opportunity I, LLC.

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is common stock, par value $0.0001 per share (the “Common Stock”) of Third Harmonic Bio, Inc., a Delaware corporation (the “Issuer” or “Third Harmonic Bio”). The principal executive offices of the Issuer are located at 300 Technology Square, 8th Floor, Cambridge, MA 02139.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by (i) Atlas Venture Fund XI, L.P., a Delaware limited partnership (“Atlas XI”), (ii) Atlas Venture Associates XI, L.P., a Delaware limited partnership (“AVA XI LP”), (iii) Atlas Venture Associates XI, LLC, a Delaware limited liability company (“AVA XI LLC” and together with Atlas XI and AVA XI LP, the “Fund XI Reporting Persons”), (iv) Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership (“AVOF”), (v) Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO LP”) and (vi) Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO LLC” and together with AVOF and AVAO LP, the “Opportunity Fund Reporting Persons” and together with the Fund XI Reporting Persons, the "Reporting Persons”).

(b)	The address of the principal place of business of each of the Reporting Persons is c/o 300 Technology Square, 8th Floor, Cambridge, Massachusetts 02139.

(c)	The principal business of each of the Reporting Persons is the venture capital investment business.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Atlas XI, AVA XI LP, AVOF and AVAO LP is a Delaware limited partnership. Each of AVA XI LLC and AVAO LLC is a Delaware limited liability company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 10,907,859 shares of Common Stock, consisting of (i) 10,313,763 shares of Common Stock held by Atlas XI, of which 10,013,763 shares were held prior to the Issuer’s initial public offering (the “Offering”) and 300,000 that were purchased in the Offering and (ii) 594,096 shares of Common Stock held by AVOF, which shares were held prior to the Offering. The Offering closed on September 19, 2022. The 300,000 shares of Common Stock acquired by Atlas XI in the Offering were purchased for an aggregate purchase price of $5.1 million.

The funds used by Atlas XI to acquire the securities described above were obtained from its general and limited partners.

CUSIP 88427A 10 7	Page 9 of 13

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Stock for investment purposes. Except as set forth herein and except that the Reporting Persons or any of their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, as of the date of this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

CUSIP 88427A 10 7	Page 10 of 13

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)(b)	As of the date hereof, Atlas XI is the record owner of 10,313,763 shares of Common Stock. AVA XI LP is the general partner of Atlas XI and AVA XI LLC is the general partner of AVA XI LP. Each of Atlas XI, AVA XI LP and AVA XI LLC has shared voting and dispositive power over the shares held by Atlas XI. As such, each of Atlas XI, AVA XI LP and AVA XI LLC may be deemed to beneficially own the shares held by Atlas XI.

As of the date hereof, AVOF is the record owner of 594,096 shares of Common Stock. AVAO LP is the general partner of AVOF and AVAO LLC is the general partner of AVAO LP. Each of AVOF, AVAO LP and AVAO LLC has shared voting and dispositive power over the shares held by AVOF. As such, each of AVOF, AVAO LP and AVAO LLC may be deemed to beneficially own the shares held by AVOF.

Each of the Fund XI Reporting Persons and Opportunity Fund Reporting Persons may be deemed to beneficially own 25.6% and 1.5%, respectively, of the Issuer’s outstanding Common Stock, which percentages are calculated based upon 40,328,935 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission on September 15, 2022.

Collectively, the Reporting Persons beneficially own an aggregate of 10,907,859 shares of Common Stock, which represents 27.0% of the Issuer's outstanding Common Stock. The Fund XI Reporting Persons and the Opportunity Fund Reporting Persons are under common control and as a result, the Reporting Persons may be deemed to be members of a group. However, the Reporting Persons disclaim such group membership, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 or for any other purposes.

(c)	Except as descried herein, none of the Reporting Persons have purchased or sold any shares of Common Stock during the past 60 days.

(d)	No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Investors’ Rights Agreement

Atlas XI, AVOF and certain other stockholders of the Issuer entered into an Amended and Restated Investors’ Rights Agreement dated December 17, 2021 (the “Investors’ Rights Agreement”), with the Issuer. Under the Investors’ Rights Agreement, holders of registrable securities are entitled to rights with respect to the registration of these securities under the Securities Act of 1933, as amended (the “Securities Act”). The Investors’ Rights Agreement includes demand rights, short-form registration rights and piggyback registration rights.

CUSIP 88427A 10 7	Page 11 of 13

Demand Registration Rights

The holders of registrable securities are entitled to demand registration rights. Beginning 180 days after the completion of the Offering, the Issuer will be required, upon the written request of a majority of holders of the registerable securities then outstanding that would result in an aggregate offering price of at least $10 million, to file a registration statement on Form S-1 with respect to at least 40% of the registrable securities then outstanding and to use commercially reasonable efforts to effect the registration of all or a portion of these shares for public resale.

Short Form Registration Rights

The holders of registrable securities are also entitled to short form registration rights. Pursuant to the Investors’ Rights Agreement, if the Issuer is eligible to file a registration statement on Form S-3, upon the written request of at least 20% in interest of these holders to sell registrable securities at an aggregate price of at least $5 million, the Issuer will be required to use commercially reasonable efforts to effect a registration of such shares. The Issuer is required to effect only one registration in any twelve month period pursuant to this provision of the Investors’ Rights Agreement.

Piggyback Registration Rights

The holders of registrable securities are entitled to piggyback registration rights. If the Issuer registers any of our securities either for its own account or for the account of other security holders, the holders of registrable securities will be entitled to include their shares in the registration. Subject to certain exceptions contained in the Investors’ Rights Agreement, the Issuer and the underwriters may limit the number of shares included in an underwritten offering to the number of shares which the Issuer and the underwriters determine in their sole discretion will not jeopardize the success of the offering.

Indemnification

The Investors’ Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Expiration of Registration Rights

The registration rights granted under the Investors’ Rights Agreement will terminate on the earliest to occur of (i) the closing of a deemed liquidation event, as defined in the Issuer’s Restated Certificate of Incorporation, (ii) such time as the registrable securities held by the Reporting Persons may be sold within any three-month period without restriction pursuant to Rule 144 or a similar exemption under the Securities Act or (iii) the third anniversary of the Offering.

The foregoing description of the Investors’ Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Investors’ Rights Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein.

CUSIP 88427A 10 7	Page 12 of 13

Lock-up Agreements

In connection with the Offering, each of the Issuer’s directors and substantially all of the Issuer’s pre-IPO stockholders, including Atlas XI and AVOF, entered into lock-up agreements, pursuant to which they are prohibited from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of the Issuer’s common stock or options to acquire shares of the Issuer’s common stock or any security or instrument related to its common stock, or entering into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of the Issuer’s common stock, for a period of 180 days following September 15, 2022 without the prior written consent of Morgan Stanley & Co. LLC, Jefferies LLC and Cowen and Company, LLC, subject to certain exceptions. The foregoing description of the Lock-Up Agreements is intended as a summary only and is qualified in its entirety by reference to the form of Lock-Up Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

A.	Amended and Restated Investors’ Rights Agreement, dated December 17, 2021, by and among the Registrant and certain of its stockholders. (Incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-267022), filed with the Securities and Exchange Commission on August 23, 2022).
B.	Form of Lock-up Agreement (Incorporated by reference to Exhibit A to the form of underwriting agreement filed as Exhibit 1.1 to Pre-Effective Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-267022), filed with the Securities and Exchange Commission on September 8, 2022).
C.	Agreement regarding filing of joint Schedule 13D.

CUSIP 88427A 10 7	Page 13 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2022

ATLAS VENTURE FUND XI, L.P.

By: Atlas Venture Associates XI, L.P., its general partner
By: Atlas Venture Associates XI, LLC, its general partner

By:	/s/ Ommer Chohan
Name:	Ommer Chohan
Title:	Chief Financial Officer

ATLAS VENTURE ASSOCIATES XI, L.P.

By: Atlas Venture Associates XI, LLC, its general partner

By:	/s/ Ommer Chohan
Name:	Ommer Chohan
Title:	Chief Financial Officer

ATLAS VENTURE ASSOCIATES XI, LLC

By:	/s/ Ommer Chohan
Name:	Ommer Chohan
Title:	Chief Financial Officer

ATLAS VENTURE OPPORTUNITY FUND I, L.P.

By: Atlas Venture Associates Opportunity I, L.P., its general partner
By: Atlas Venture Associates Opportunity I, LLC, its general partner

By:	/s/ Ommer Chohan
Name:	Ommer Chohan
Title:	Chief Financial Officer

ATLAS VENTURE ASSOCIATES OPPORTUNITY I, L.P.

By: Atlas Venture Associates Opportunity I, LLC, its general partner

By:	/s/ Ommer Chohan
Name:	Ommer Chohan
Title:	Chief Financial Officer

ATLAS VENTURE ASSOCIATES OPPORTUNITY I, LLC

By:	/s/ Ommer Chohan
Name:	Ommer Chohan
Title:	Chief Financial Officer